SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 6)*

CLEARWIRE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

18538Q 105

(CUSIP Number)

Michael J. Egan

King & Spalding LLP

1180 Peachtree Street, N.E.

Atlanta, Georgia 30309

(404) 572-4600

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

July 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(1)	Name of reporting person: Sprint Nextel Corporation
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 1,473,784,979
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,473,784,979
(11)	Aggregate amount beneficially owned by each reporting person: 1,473,784,979
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 100%
(14)	Type of reporting person: HC

(1)	Name of reporting person: Sprint HoldCo, LLC
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 705,359,348
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 705,359,348
(11)	Aggregate amount beneficially owned by each reporting person: 705,359,348
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 47.9%
(14)	Type of reporting person: OO

(1)	Name of reporting person: SN UHC 1, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 33,651,470
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 33,651,470
(11)	Aggregate amount beneficially owned by each reporting person: 33,651,470
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 4.1%
(14)	Type of reporting person: OO

This Amendment No. 6 to Statement on Schedule 13D (this “Amendment”) is filed by Sprint Nextel Corporation, a Kansas corporation (“Sprint”), Sprint HoldCo, LLC, a Delaware limited liability company (“Sprint HoldCo”) and SN UHC 1, Inc., a Delaware corporation (“SN UHC 1”), and, together with Sprint and Sprint HoldCo, the “Sprint Entities” or the “Reporting Persons”), with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Clearwire Corporation, a Delaware corporation (“Clearwire” or the “Issuer”).

EXPLANATORY NOTE REGARDING PRIOR JOINT SCHEDULE 13D

This Amendment relates to the Statement on Schedule 13D filed on December 5, 2008 (the “Initial Joint 13D Filing”), as amended by Amendment No. 1 thereto filed on February 27, 2009, Amendment No. 2 thereto filed on November 12, 2009, Amendment No. 3 thereto filed on December 22, 2009, Amendment No. 4 thereto filed on December 7, 2010, Amendment No. 5 thereto filed on December 14, 2010, Amendment No. 6 thereto filed on May 13, 2011, Amendment No. 7 thereto filed on June 8, 2011, Amendment No. 8 thereto filed on December 16, 2011, Amendment No. 9 thereto filed on February 24, 2012, Amendment No. 10 thereto filed on March 14, 2012, Amendment No. 11 thereto filed on June 15, 2012, Amendment No. 12 thereto filed on September 14, 2012, Amendment No. 13 thereto filed on October 3, 2012 and the Amendment No. 14 thereto filed on October 18, 2012 (such Amendment, “Amendment No. 14” and the Initial Joint 13D Filing, as so amended through Amendment No. 14, the “Prior Joint Schedule 13D”). The Prior Joint Schedule 13D was jointly filed on behalf of (i) the Reporting Persons, (ii) Comcast Corporation, a Pennsylvania corporation (“Comcast”), Comcast Wireless Investment, LLC, a Delaware limited liability company (“Comcast LLC” and, collectively with Comcast, the “Comcast Entities”), (iii) Bright House Networks, LLC, a Delaware limited liability company (“BHN”), BHN Spectrum Investments, LLC, a Delaware limited liability company (“BHN Spectrum”), Newhouse Broadcasting Corporation, a New York corporation (“NBCo”, and collectively with BHN and BHN Spectrum, the “BHN Entities”), (iv) Eagle River Holdings, LLC, a Washington limited liability company (“ERH”), and Craig O. McCaw, an individual (“Mr. McCaw” and, together with ERH, the “ERH Entities”), and (v) certain other beneficial owners of Class A Common Stock that were previously party to the Equityholders’ Agreement described in this Schedule 13D, except that Amendment No. 14 was filed jointly on behalf of Sprint, Sprint HoldCo and the ERH Entities only.

On October 17, 2012, the Reporting Persons elected to report their beneficial ownership of Class A Common Stock apart from the Comcast Entities, the BHN Entities and the ERH Entities, except that Sprint, Sprint HoldCo and the ERH Entities filed Amendment No. 14 pursuant to a joint filing agreement among such parties solely with respect to that filing. On December 13, 2012, a Schedule 13D was filed solely by the Reporting Persons (the “New Joint Schedule 13D”), as amended by Amendment No. 1 thereto filed on December 19, 2012, Amendment No. 2 thereto filed on May 22, 2013, Amendment No. 3 filed on June 21, 2013, Amendment No. 4 filed on June 24, 2013 and Amendment No. 5 filed on July 3, 2013 (together with the New Joint Schedule 13D, as so amended through this Amendment, the “Schedule 13D”), and this Amendment is filed solely by the Reporting Persons. However, the Schedule 13D is a continuation of the Reporting Persons’ beneficial ownership reporting of Class A Common Stock set forth in the Prior Joint Schedule 13D and, as such, information from the Prior Joint Schedule 13D has been incorporated herein by reference as if set forth in full herein. The Initial Joint 13D Filing and all amendments thereto through Amendment No. 14 are filed as Exhibits 99.1 through Exhibit 99.15 to the New Joint Schedule 13D, respectively.

All capitalized terms used in this Amendment and not defined herein have the meanings ascribed to such terms in the Prior Joint Schedule 13D or New Joint Schedule 13D, as applicable.

Item 1. Security and Issuer.

No material change.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

No material change.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “Consummation of Sprint Acquisition”:

On July 8, 2013, the stockholders of Clearwire adopted the Merger Agreement and, on July 9, 2013, Merger Sub merged with and into the Issuer. As a result of the Merger, Clearwire continues as the surviving corporation of the Merger and a wholly-owned subsidiary of Sprint Nextel (the “Surviving Corporation”). At the Effective Time:

•

each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares owned by Sprint, SoftBank or any of their respective subsidiaries or by any stockholders who properly exercised their appraisal rights under Delaware law) converted automatically into the right to receive the Merger Consideration;

•

each share of Class A Common Stock that was issued and outstanding immediately prior to the Effective Time and held by SoftBank, Sprint or any of its wholly owned Subsidiaries was converted into and became one share of class A common stock, par value $0.0001 per share, of the Surviving Corporation (“Surviving Company Class A Common Stock”);

•

each share of common stock, par value $0.0001 per share, of Merger Sub, that was issued and outstanding prior to the Effective Time (consisting of 734,774,161 shares held by Sprint) was converted into and became one share of Surviving Company Class A Common Stock;

•

each share of Class B Common Stock that was issued and outstanding immediately prior to the Effective Time was converted into and became one share of class B common stock, par value $0.0001 per share, of the Surviving Corporation.

The Class A Common Stock ceased trading on the NASDAQ Stock Market (“Nasdaq”) after the closing of the market on July 9, 2013.

Item 4 of the Schedule 13D is amended and supplemented by adding the following information under a new heading “Sprint Exchange”:

On July 5, 2013, 57,500,000 shares of Class B Common Stock, together with a corresponding number of Clearwire Communications Class B Common Interests, held by Sprint HoldCo were exchanged for 57,500,000 shares of Class A Common Stock of Clearwire in accordance with the Clearwire Charter and Operating Agreement. Such shares of Class A Common Stock were subsequently converted into shares of Surviving Company Class A Common Stock at the Effective Time, as described above.

Item 5. Interest in Securities of the Issuer.

(a)-(b) As of July 9, 2013, each Reporting Person may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Act) and shared power to vote or direct the vote of up to the amounts listed in the table below and may be deemed to constitute a “group” under Section 13(d) of the Act.

Reporting Person	Class A Common Stock	% of Class A(1)	Class B Common Stock	% of Class B(1)	% Voting
Sprint (2)	1,473,784,979	100%	650,587,860	100%	100%
Sprint HoldCo (3)	705,359,348	47.9%	647,859,348	99.6%	47.9%
SN UHC 1 (4)	33,651,470	4.1%	2,728,512	* %	2.3%

*	Less than 1%

(1)	Shares of Class A Common Stock beneficially owned and the respective percentages of beneficial ownership of Class A Common Stock assumes the conversion of all shares of Class B Common Stock beneficially owned by such person or entity into Class A Common Stock, and the exercise of all options, warrants and other securities convertible into common stock beneficially owned by such person or entity currently exercisable or exercisable within 60 days of July 9, 2013. Shares issuable pursuant to the conversion of Class B Common Stock or the exercise of stock options and warrants exercisable within 60 days are deemed outstanding and held by the holder of such shares of Class B Common Stock, options or warrants for computing the percentage of outstanding common stock beneficially owned by such person, but are not deemed outstanding for computing the percentage of outstanding common stock beneficially owned by any other person. The respective percentages of beneficial ownership of Class A Common Stock and Class B Common Stock are based on 823,197,119 shares of Class A Common Stock and 650,587,860 shares of Class B Common Stock outstanding as of July 9, 2013.
(2)	Consists of 734,774,161 shares of Class A Common Stock beneficially owned by Sprint, 57,500,000 shares of Class A Common Stock beneficially owned by Sprint HoldCo, 647,859,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo, 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1. By virtue of the fact that Sprint HoldCo and SN UHC 1 are wholly-owned subsidiaries of Sprint, Sprint may be deemed to have shared voting and dispositive power with respect to the shares of Class A Common Stock owned by Sprint HoldCo and SN UHC 1.
(3)	Consists of 57,500,000 shares of Class A Common Stock beneficially owned by Sprint HoldCo and 647,859,348 shares of Class B Common Stock beneficially owned by Sprint HoldCo.
(4)	Consists of 30,922,958 shares of Class A Common Stock beneficially owned by SN UHC 1 and 2,728,512 shares of Class B Common Stock beneficially owned by SN UHC 1.

Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 through A-3 of the Schedule 13D, beneficially owns any shares of Class A Common Stock as of July 9, 2013.

At the Effective Time, the Equityholders’ Agreement, the Voting Agreement, the ROFO Agreement, the Voting and Sale Agreements, the Farallon Voting and Sale Agreements and the Crest Voting and Sale Agreement terminated automatically. Therefore, each of the Reporting Persons no longer may be deemed to be a member of a “group” under Section 13(d) of the Act with respect to the Comcast Entities, the BHN Entities, the Intel Entities, the Mount Kellett Stockholders, the Farallon Stockholders and the Crest Voting Parties.

(c) Except as set forth or incorporated herein or in the Appendices to the Schedule 13D, none of (i) the Reporting Persons and (ii) to the Sprint Entities’ knowledge, the persons set forth on Appendix A-1 through A-3 of the Schedule 13D, has effected any transaction in Class A Common Stock during the 60 days prior to July 9, 2013.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment, which is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 10, 2013

Sprint Nextel Corporation

By	/s/ Timothy P. O’Grady
Name:	Timothy P. O’Grady
Title:	Vice President

Sprint HoldCo, LLC

By	/s/ Timothy P. O’Grady
Name:	Timothy P. O’Grady
Title:	Vice President

SN UHC 1, Inc.

By	/s/ Timothy P. O’Grady
Name:	Timothy P. O’Grady
Title:	Vice President

Appendix A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT

Set forth below is a list of each executive officer and director of Sprint setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Daniel R. Hesse* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President and Chief Executive Officer of Sprint Nextel Corporation

Joseph J. Euteneuer Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Financial Officer of Sprint Nextel Corporation

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Sales Officer of Sprint Nextel Corporation

Robert L. Johnson Sprint Nextel Corporation 6200 Sprint Parkway Overland Park, KS 66251	Chief Service and Information Technology Officer

Matthew Carter Sprint Nextel Corporation 6591 Irvine Center Dr., #100 Irvine, CA 92618	President – Global Wholesale and Emerging Solutions

Steven L. Elfman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President – Network Operations and Wholesale of Sprint Nextel Corporation

Michael C. Schwartz Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President—Corporate and Business Development of Sprint Nextel Corporation

Charles R. Wunsch 6200 Sprint Parkway, Overland Park, Kansas 66251	Senior Vice President, General Counsel and Corporate Secretary of Sprint Nextel Corporation

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President, Controller and Principal Accounting Officer of Sprint Nextel Corporation

William M. Malloy Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Marketing Officer

Robert R. Bennett* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal of Hilltop Investments, LLC, a private investment company.	Hilltop Investments, LLC 10900 Hilltop Road Parker, CO 80134

Gordon M. Bethune* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

Larry C. Glasscock* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Retired

James H. Hance, Jr.* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board of Sprint Nextel Corporation and Senior Advisor of the Carlyle Group	Bank of America Corporation NCI-007-52-17 100 North Tryon Street Charlotte, NC 28255

V. Janet Hill* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Principal, Hill Family Advisors.	Hill Family Advisors 4000 Legato Road, Suite 1100 Fairfax, VA 22033

Frank Ianna* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and Director, Attila Technologies LLC, a Technogenesis company	425 Devonshire Drive Franklin Lakes, NJ 07417

Sven-Christer Nilsson, a citizen of Sweden* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Founder/Owner of Ripasso AB, a private business advisory company	Ripasso AB Utsiktsvägen 2 SE-260 83 Vejbystrand/Sweden

William R. Nuti* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chairman of the Board, Chief Executive Officer and President of NCR Corporation, a global technology company	NCR Corporation 250 Greenwich Street, 35th Floor New York, NY 10007

Rodney O’Neal* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Chief Executive Officer and President of Delphi Automotive PLC, a global supplier of mobile electronics and transportation systems	Delphi Automotive PLC M/C 483-400-650 5725 Delphi Drive Troy, Michigan 48098-2815

*	Director

Appendix A-2

EXECUTIVE OFFICERS AND DIRECTORS

OF

SPRINT HOLDCO

Set forth below is a list of each executive officer and director of Sprint HoldCo setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Sprint HoldCo and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Directors

None – managed by: SN UHC 4, Inc.; and c/o Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251

Executive Officers

Charles R. Wunsch Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of Sprint HoldCo, LLC

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of Sprint HoldCo, LLC

Timothy P. O’Grady Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of Sprint HoldCo, LLC

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of Sprint HoldCo, LLC

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Mark V. Beshears Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Gary E. Charde Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Douglas B. Lynn Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

John J. Mutrie, Jr. Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Todd A. Rowley Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of Sprint HoldCo, LLC

Appendix A-3

EXECUTIVE OFFICERS AND DIRECTORS

OF

SN UHC 1

Set forth below is a list of each executive officer and director of SN UHC 1 setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with SN UHC 1 and each individual is a United States citizen.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Charles R. Wunsch* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	President of SN UHC 1, Inc.

Ryan H. Siurek Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Controller of SN UHC 1, Inc.

Gregory D. Block Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Treasurer of SN UHC 1, Inc.

Timothy P. O’Grady* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Secretary of SN UHC 1, Inc.

John W. Chapman Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President and Asst. Secretary of SN UHC 1, Inc.

Paget L. Alves Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Mark V. Beshears Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Gary E. Charde Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Lawrence R. Krevor Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Todd A. Rowley Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

Patricia C. Tikkala Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Vice President of SN UHC 1, Inc.

John J. Mutrie, Jr. Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Controller of SN UHC 1, Inc.

Ceyhun (Jay) Cetin Sprint Nextel Corporation 6480 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Jennifer Dale Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Treasurer of SN UHC 1, Inc.

Stefan K. Schnopp* Sprint Nextel Corporation 6200 Sprint Parkway, Overland Park, Kansas 66251	Assistant Secretary of SN UHC 1, Inc.

*	Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Statement on Schedule 13D (the “Initial Joint 13D Filing”) filed on December 5, 2008 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.2	Amendment No. 1 to the Statement on Schedule 13D filed on February 27, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc. Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.3	Amendment No. 2 to the Statement on Schedule 13D (“Amendment No. 2”) filed on November 12, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.4	Amendment No. 3 to the Statement on Schedule 13D filed on December 22, 2009 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC, Craig O. McCaw and CWCI, LLC

99.5	Amendment No. 4 to the Statement on Schedule 13D (“Amendment No. 4”) filed on December 7, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.6	Amendment No. 5 to the Statement on Schedule 13D filed on December 14, 2010 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.7	Amendment No. 6 to the Statement on Schedule 13D filed on May 13, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.8	Amendment No. 7 to the Statement on Schedule 13D (“Amendment No. 7”) filed on June 8, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.9	Amendment No. 8 to the Statement on Schedule 13D (“Amendment No. 8”) filed on December 16, 2011 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.10	Amendment No. 9 to the Statement on Schedule 13D (“Amendment No. 9”)filed on February 24, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.11	Amendment No. 10 to the Statement on Schedule 13D filed on March 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Google Inc., Eagle River Holdings, LLC and Craig O. McCaw

99.12	Amendment No. 11 to the Statement on Schedule 13D (“Amendment No. 11”) filed on June 15, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Wireless Investment VI, Inc., Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.13	Amendment No. 12 to the Statement on Schedule 13D (“Amendment No. 12”) filed on September 14, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.14	Amendment No. 13 to the Statement on Schedule 13D (“Amendment No. 13”) filed on October 3, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Comcast Corporation, Comcast Wireless Investment, LLC, Time Warner Cable Inc., Time Warner Cable LLC, TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, Bright House Networks, LLC, BHN Spectrum Investments, LLC, Newhouse Broadcasting Corporation, Eagle River Holdings, LLC and Craig O. McCaw

99.15	Amendment No. 14 to the Statement on Schedule 13D (“Amendment No. 14”) filed on October 18, 2012 by Sprint Nextel Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC and Craig O. McCaw

99.16	Transaction Agreement and Plan of Merger, dated as of May 7, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8–K filed May 7, 2008)

99.17	Amendment No. 1 to the Transaction Agreement and Plan of Merger, dated as of November 21, 2008, by and among Sprint Nextel Corporation, Clearwire Corporation, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Google Inc., and Intel Corporation (incorporated herein by reference to Exhibit 2.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.18	Equityholders’ Agreement, dated as of November 28, 2008, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and, for the limited purpose of Sections 2.13, 2.14, 2.15 and Article 4, Sprint Nextel Corporation (incorporated herein by reference to Exhibit 4.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.19	Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.20	Registration Rights Agreement, dated as of November 28, 2008, among Clearwire Corporation, Sprint Nextel Corporation, Eagle River Holdings, LLC, Intel Corporation, Comcast Corporation, Google Inc., Time Warner Cable Inc. and BHN Spectrum Investments LLC (incorporated herein by reference to Exhibit 4.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.21	Amended and Restated Operating Agreement of Clearwire Communications LLC, dated as of November 28, 2008 (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 1, 2008)

99.22	Joint Filing Agreement, dated as of November 28, 2008, among the reporting persons to the Initial Joint 13D Filing and, solely for purposes of Sections 7, 8, 9 and 10, the Intel Entities, Intel Capital, Intel Cayman and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.7 to the Initial Joint 13D Filing)

99.23	Investment Agreement, dated as of November 9, 2009, by and among Sprint Nextel Corporation, Clearwire Corporation, Clearwire Communications LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Eagle River Holdings, LLC and Intel Corporation (incorporated herein by reference to Exhibit 99.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed November 10, 2009)

99.24	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of November 9, 2009, executed by Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC and BHN Spectrum Investments, LLC (incorporated herein by reference to Exhibit 99.9 to Amendment No. 2)

99.25	Unanimous Consent and Waiver, dated as of November 9, 2009, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc., Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., Comcast Corporation, Google Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 99.10 to Amendment No. 2

99.26	Form of Lock-up Agreement (incorporated herein by reference to Exhibit 99.11 to Amendment No. 4)

99.27	Form of Preemptive Rights Waiver (incorporated herein by reference to Exhibit 99.12 to Amendment No. 4)

99.28	Amendment to Equityholders’ Agreement, dated as of December 8, 2010, by and among Clearwire Corporation, Sprint HoldCo, LLC, Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative (incorporated herein by reference to Exhibit 4.11 of Clearwire Corporation’s Current Report on Form 8-K filed December 13, 2010)

99.29	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 1, 2011, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.14 to Amendment No. 7)

99.30	Commitment Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (including the form of Note attached as Exhibit B thereto) (incorporated herein by reference to Exhibit 10.1 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.31	Letter Agreement, dated as of November 30, 2011, by and among Clearwire Corporation, Clearwire Communications, LLC, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 10.2 of Clearwire Corporation’s Current Report on Form 8-K filed December 5, 2011)

99.32	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of December 12, 2011, regarding Notice of Exercise of Preemptive Rights (incorporated herein by reference to Exhibit 99.17 to Amendment No. 8)

99.33	Investment Agreement, dated as of December 13, 2011, by and among Clearwire Corporation, Clearwire Communications LLC and Sprint HoldCo, LLC (incorporated herein by reference to Exhibit 99.18 to Amendment No. 8)

99.34	Form of 2011 Lock-Up Agreement (incorporated herein by reference to Exhibit 99.19 to Amendment No. 8)

99.35	Non-Unanimous Written Consent to Action in Lieu of Special Meeting of the Stockholders of Clearwire Corporation, dated as of December 7, 2011, executed by Sprint HoldCo, LLC, Comcast Corporation, as Strategic Investor Representative, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Wireless Investment Corporation 2008B, Intel Capital Wireless Investment Corporation 2008C, Intel Capital Corporation, Intel Capital (Cayman) Corporation and Middlefield Ventures, Inc. (incorporated herein by reference to Exhibit 99.20 to Amendment No. 8)

99.36	Letter to the Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 7, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement, dated as of November 28, 2008, by and among Comcast Wireless Investment I, Inc., Comcast Wireless Investment II, Inc., Comcast Wireless Investment III, Inc., Comcast Wireless Investment IV, Inc., Comcast Wireless Investment V, Inc., TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC, TWC Wireless Holdings III LLC, BHN Spectrum Investments, LLC, Google Inc., Comcast Corporation, Time Warner Cable Inc. and Bright House Networks, LLC (incorporated herein by reference to Exhibit 99.21 to Amendment No. 9)

99.37	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Time Warner Cable Inc., Bright House Networks, LLC, Advance/Newhouse Partnership and Intel Corporation from Google Inc., dated as of February 16, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.22 to Amendment No. 9)

99.38	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of June 8, 2012, pursuant to Section 2.13(j) of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.23 to Amendment No. 11)

99.39	Letter to Comcast Corporation and Bright House Networks, LLC from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29, 2012, pursuant to Section 5(a) of the Strategic Investor Agreement (incorporated herein by reference to Exhibit 99.24 to Amendment No. 12)

99.40	Request Notice to Clearwire from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of August 29, 2012, pursuant to Section 3(c)(ii) and (d) of the Registration Rights Agreement (incorporated herein by reference to Exhibit 99.25 to Amendment No. 12)

99.41	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation, dated as of September 4, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.26 to Amendment No. 12)

99.42	Letter to Sprint Nextel Corporation, Eagle River Holdings, LLC, Comcast Corporation, Bright House Networks, LLC and Intel Corporation from TWC Wireless Holdings I LLC, TWC Wireless Holdings II LLC and TWC Wireless Holdings III LLC, dated as of September 7, 2012, pursuant to Section 3.3 of the Equityholders’ Agreement (incorporated herein by reference to Exhibit 99.27 to Amendment No. 12)

99.43	Exchange Notice to Clearwire Communications LLC and Clearwire Corporation from Comcast Wireless Investment, LLC, dated as of September 18, 2012, pursuant to Section 7.9(c) of the Operating Agreement (incorporated herein by reference to Exhibit 99.28 to Amendment No. 13)

99.44	Interest Notice pursuant to Section 3.3 of the Equityholders’ Agreement from Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.29 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.45	Response Letter pursuant to Section 3.3 of the Equityholders’ Agreement from Sprint HoldCo, LLC to Eagle River Holdings, LLC dated as of October 17, 2012 (incorporated herein by reference to Exhibit 99.30 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.46	Joint Filing Agreement, dated as of October 17, 2012, by and among Eagle River Holdings, LLC, Craig O. McCaw, Sprint HoldCo, LLC and Sprint Nextel Corporation (incorporated herein by reference to Exhibit 99.31 of Amendment No. 14 to Schedule 13D filed on October 18, 2012 by the Sprint Entities and the ERH Entities)

99.47	Letter to Clearwire Corporation from Sprint HoldCo, LLC pursuant to Section 3.9 of the Equityholders’ Agreement and Section 7.11 of the Operating Agreement, dated December 10, 2012*

99.48	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012*

99.49	Assignment and Assumption Agreement by SN UHC 1, Inc., dated December 11, 2012*

99.50	Joint Filing Agreement, dated as of December 13, 2012, by and among Sprint HoldCo, LLC, SN UHC 1, Inc. and Sprint Nextel Corporation*

99.51	Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012)

99.52	Irrevocable Exchange Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Sprint Nextel Corporation and Intel Capital Wireless Investment Corporation 2008A*

99.53	Consent and Agreement, dated as of December 17, 2012, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation*

99.54	Voting and Support Agreement, dated as of December 17, 2012, among Clearwire Corporation and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable*

99.55	Agreement Regarding Right of First Offer, dated as of December 17, 2012, among Sprint Holdco, LLC, Sprint Nextel Corporation, and the persons named therein as stockholders of Clearwire Corporation and equityholders of Clearwire Communications, LLC, as applicable*

99.56	Note Purchase Agreement, dated as of December 17, 2012, by and among Clearwire Corporation, Clearwire Communications, LLC and Collie Finance, Inc., as issuers, and Sprint Nextel Corporation, as purchaser (incorporated by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on December 18, 2012)

99.57	Form of Registration Rights Agreement, among Clearwire Corporation, as parent, Clearwire Communications LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and Sprint Nextel Corporation (included in Exhibit 99.56)

99.58	Form of Indenture, by and among the Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, the guarantors party thereto and [Wilmington Trust, National Association], as trustee (included in Exhibit 99.56)

99.59	Form of Stock Delivery Agreement, among Clearwire Communications, LLC and Clearwire Finance, Inc., as issuers, and Clearwire Corporation (included in Exhibit 99.56)

99.60	Second Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Eagle River Holdings, LLC, Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative*

99.61	Third Amendment to Equityholders’ Agreement, dated as of December 17, 2012, by and among, Clearwire Corporation, Sprint HoldCo, LLC, SN UHC 1, Inc., Intel Capital Wireless Investment Corporation 2008A, Intel Capital Corporation, Intel Capital (Cayman) Corporation, Middlefield Ventures, Inc. and Comcast Corporation, as Strategic Investor Representative*

99.62	Letter to Clearwire Corporation from Sprint Nextel Corporation, dated as of May 20, 2013*

99.63	Second Amendment, dated as of May 21, 2013, to Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation*

99.64	Consent and Agreement, dated as of May 20, 2013, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation. *

99.65	Third Amendment, dated as of June 20, 2013, to Agreement and Plan of Merger, dated as of December 17, 2012, by and among Sprint Nextel Corporation, Collie Acquisition Corp. and Clearwire Corporation (incorporated by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed on June 21, 2013)

99.66	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and Mount Kellett Master Fund II-A, L.P.*

99.67	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and Highside Capital Management, L.P.*

99.68	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and Glenview Capital Management, LLC*

99.69	Voting and Sale Agreement, dated as of June 20, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc., and C P Management, L.L.C.*

99.70	Consent and Agreement, dated as of June 20, 2013, by and among SOFTBANK CORP., Starburst II, Inc. and Sprint Nextel Corporation*

99.71	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Partners, L.P.*

99.72	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Institutional Partners, L.P.*

99.73	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Institutional Partners II, L.P. *

99.74	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Offshore Investors II, L.P.*

99.75	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital (AM) Investors, L.P.*

99.76	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Farallon Capital Institutional Partners III, L.P.*

99.77	Voting and Sale Agreement, dated as of June 21, 2013, by and among Sprint Nextel Corporation and Noonday Offshore, Inc.*

99.78	Voting and Sale Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, Starburst II, Inc. (for limited purposes), Clearwire Corporation (for limited purposes), Crest Financial Limited, DTN LNG, LLC, DTN Investments, LLC, Mr. John M. Howland, Mr. Eric, E. Stoerr, the Halim Daniel 2012 Trust, Mr. Halim Daniel and Uniteg Holding SA, and, for limited purposes, Crest Investment Company, the Jamal and Rania Daniel Revocable Trust, Mr. Jamal Daniel, Mrs. Rania Daniel, the Daria Daniel 2003 Trust, the Thalia Daniel 2003 Trust, the Naia Daniel 2003 Trust, Mr. Michael Wheaton, solely in his capacity as trustee of the Halim Daniel 2012 Trust and Crest Switzerland LLC (incorporated by reference to Exhibit (d)(25) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013). *

99.79	Waiver and Amendment Agreement, dated as of July 2, 2013, by and among Sprint Nextel Corporation, SN UHC 1, Inc., Comcast Corporation, Comcast Wireless Investment, LLC and BHN Spectrum Investments, LLC (incorporated by reference to Exhibit (d)(26) of Amendment No. 10 to Schedule 13E-3 filed by Sprint Nextel Corporation on July 3, 2013). *

*	Previously filed